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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(AMENDMENT NO. 2)
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) AND (c), AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celestica Inc. (Name of Issuer)
Subordinate Voting Shares (Title of Class of Securities)
15101Q108 (CUSIP Number)
February 16, 2005 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Page 1 of 5 pages

SCHEDULE 13G

CUSIP No. 15101Q108	Page 2 of 5 Pages
1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Onex Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
None
6 SHARED VOTING POWER
32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.
7 SOLE DISPOSITIVE POWER
None
8 SHARED DISPOSITIVE POWER
32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5% of the Subordinate Voting Shares (14.6% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 79.6% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

12	TYPE OF REPORTING PERSON (See Instructions) CO

        The Statement on Schedule 13G (the "Schedule 13G") relating to the Subordinate Voting Shares (the "Subordinate Voting Shares") of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the "Issuer"), previously filed by Onex Corporation ("Onex" or the "Reporting Person") on July 7, 1998, as amended, is hereby amended as set forth below.

        Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

        1150 Eglinton Avenue, Toronto, Ontario, Canada M3C 1H7

ITEM 4    OWNERSHIP:

        Information in this Schedule 13G with respect to the Subordinate Voting Shares and Multiple Voting Shares of the Issuer has been adjusted to reflect the effect of the Issuer's December 1999 two-for-one stock split by way of a stock dividend.

  (a)
  Amount Beneficially Owned:

    32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

  (b)
  Percent of Class:

    1.5% of the Subordinate Voting Shares (14.6% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 79.6% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:

      0

    (ii)
    Shared power to vote or to direct the vote:

      32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

Page 3 of 5 pages

    (iii)
    Sole power to dispose or to direct the disposition of:

      0

    (iv)
    Shared Power to dispose or to direct the disposition of:

      1.5% of the Subordinate Voting Shares (14.6% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 79.6% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

        During 2000, Onex and its affiliates (the "Onex Entities") entered into forward sale agreements, the terms of which are set forth in Amendment No. 1 to the Schedule 13G. These agreements are with Merrill Lynch Canada, Inc. and the Bank of Nova Scotia. As of the date hereof, the following shares are pledged pursuant to these agreements:

Series	Maturity Date	Number of Subordinate Voting Shares	Reference Price Per Share
Two	August 17, 2025	472,840	Cdn $101.00
Four	November 2, 2025	1,284,627	Cdn $117.78

        Series One and Three have matured and the positions in each have been closed through the exchange of Subordinate Voting Shares for Cash.

        On February 16, 2005, Onex redeemed all of the exchangeable debentures due 2025. Onex elected to satisfy the principal amount of the debentures, an aggregate of $728.9 million, with Subordinate Voting Shares based upon the fixed exchange rates provided in the debentures. In the aggregate, Onex delivered 9,214,320 Subordinate Voting Shares on the redemption and paid an early termination premium of approximately $12.2 million and accrued interest in cash.

        Onex converted 9,214,320 Multiple Voting Shares into Subordinate Voting Shares to facilitate the redemption. The redemption of the debentures did not affect the value of Onex' interest in Celestica. Onex undertook the redemption to eliminate its annual interest expense of approximately $11.3 million on the debentures.

        As of the date hereof, after giving effect to the redemption of the debentures, Onex beneficially owns 32,777,273 Subordinate Voting Shares of the Issuer, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. Of the Multiple Voting Shares owned beneficially by Onex, 2,421,638 are held by wholly-owned subsidiaries of Onex and 1,757,467 may be delivered, at the Onex Entities's option, to satisfy the obligations under the equity forward sale agreements with Merrill Lynch Canada, Inc. and the Bank of Nova Scotia. Of the Subordinate Voting Shares beneficially owned by Onex, 917,361 are held in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of the Issuer pursuant to the Issuer's employee share purchase and option plans, 33,755 are held by an indirectly wholly-owned subsidiary of Onex and 225,376 are directly or indirectly held by certain officers and employees of Onex and members of their respective families, which, in each case, Onex has the right to vote.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005

ONEX CORPORATION
By:	/s/ DONALD W. LEWTAS Name: Donald W. Lewtas Title: Authorized Signatory

Page 5 of 5 pages

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